Richardson Electronics, Ltd -10-K

Exhibit 99.1

Press Release

For Immediate Release

For Details Contact:		40W267 Keslinger Road
Edward J. Richardson	Robert J. Ben	PO BOX 393
Chairman and CEO	EVP & CFO	LaFox, IL 60147-0393 USA
Phone: (630) 208-2205	(630) 208-2203	(630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS FOURTH QUARTER FISCAL 2017 RESULTS
AND DECLARES QUARTERLY CASH DIVIDEND

Company Has Positive Operating Income and Cash Flow in Q4

LaFox, IL, July 19, 2017: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported financial results for its fourth quarter and fiscal year ended May 27, 2017. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

Fourth Quarter Results

Net sales for the fourth quarter of fiscal 2017 were $37.4 million compared to net sales of $39.6 million in the prior year’s fourth quarter. Sales decreased $1.3 million for PMT, primarily due to a large government sale in the fourth quarter of 2016. PMT sales were higher in power conversion and RF and microwave components as well as specialty products sold into the semiconductor capital equipment market. Sales decreased by $0.9 million for Richardson Healthcare and sales were flat for Canvys as compared to the fourth quarter of fiscal 2016.

Gross margin decreased to $12.0 million, or 32.1% of net sales during the fourth quarter of fiscal 2017, compared to $13.4 million, or 33.8% of net sales during the fourth quarter of fiscal 2016. Margin declined as a percent of net sales primarily due to an unfavorable product mix in both PMT and Richardson Healthcare.

Operating expenses decreased to $12.2 million for the fourth quarter of fiscal 2017, compared to $13.7 million for the fourth quarter of fiscal 2016. The decrease was due to reduced salaries, benefits and incentive compensation expenses relating to the reduction in force and changes to the incentive structure earlier in fiscal 2017. In addition, IT expenses were lower than in the fourth quarter of fiscal 2016. These reductions were partially offset by $0.2 million in higher research and development expenses for Richardson Healthcare.

In addition, there was a $0.2 million gain on the divestiture of the PACS Displays business completed in May 2017.

As a result, the company reported $39,000 of operating income for the fourth quarter of fiscal 2017, compared to an operating loss of $0.3 million in the prior year’s fourth quarter.

Other expense for the fourth quarter of fiscal 2017, primarily foreign exchange, was $0.2 million, compared to less than $0.1 million for the fourth quarter of fiscal 2016.

The income tax benefit of less than $0.1 million during the fourth quarter of fiscal 2017 reflected an adjustment to a tax reserve due to an expired statute of limitations, an adjustment to the provision for foreign income taxes and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss.

Net loss for the fourth quarter of fiscal 2017 was $0.1 million, compared to a net loss of $0.2 million in the fourth quarter of 2016.

Fiscal 2017 Results

Net sales for fiscal 2017 were $136.9 million, a decrease of 3.6%, compared to net sales of $142.0 million for fiscal 2016. Sales decreased by $2.9 million for Canvys, primarily due to declines in demand from key customers relating to market conditions. Sales for PMT decreased by $1.3 million due to the large government sale in fiscal 2016 that was not repeated in fiscal 2017, partially offset by sales from new niche technology suppliers. Sales for Richardson Healthcare decreased by $0.9 million as a result of lower sales in the PACS Displays business, which was divested on May 25, 2017.

Gross profit decreased to $43.9 million, compared to $44.8 million for fiscal 2016. However, gross margin increased to 32.1% of net sales for fiscal 2017, compared to 31.6% of net sales for fiscal 2016, mostly as a result of an improved product mix.

Operating expenses decreased to $49.9 million for fiscal 2017, compared to $51.6 million for fiscal 2016. Fiscal 2017 included $1.3 million in severance expense associated with the reduction in work force during the second quarter of fiscal 2017, which was more than offset by reduced salaries and incentive compensation expenses. In addition, IT expenses were nearly $0.9 million lower than fiscal 2016. These reductions were partially offset by $0.5 million in higher research and development expenses for Richardson Healthcare.

Operating loss for fiscal 2017 was $5.8 million, compared to an operating loss of $6.6 million for fiscal 2016. After excluding the severance expense of $1.3 million, the operating loss would have been $4.5 million for fiscal year 2017.

Other expense for fiscal 2017, including foreign exchange, was $0.4 million, compared to other income of $0.3 million for fiscal 2016.

The income tax provision of $0.8 million for fiscal 2017 reflected a provision for foreign income taxes and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss.

Net loss for fiscal 2017 was $6.9 million, compared to a net loss of $6.8 million for fiscal 2016.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on August 24, 2017, to common stockholders of record on August 7, 2017.

Cash and investments at the end of the fourth quarter of fiscal 2017 were $64.2 million compared to $60.2 million at the end of the third quarter of fiscal 2017 and $70.5 million at the end of the fourth quarter of fiscal 2016. During the fourth quarter of fiscal 2017, the Company did not repurchase any shares of its common stock under the existing share repurchase authorization. Since the sale of RFPD, the Company has spent $65.6 million on share repurchases, nearly $20.0 million on acquisitions, approximately $20.0 million on dividends and $7.3 million on purchases of Richardson Healthcare equipment. Currently, there are 10.7 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock.

OUTLOOK

“I am pleased to report an operating profit for the fourth quarter of fiscal 2017 as compared to a $0.3 million operating loss in the fourth quarter of fiscal 2016,” said Edward J. Richardson, Chairman, Chief Executive Officer, and President. “The improvement in overall financial results, including generating an additional $4.0 million in cash flow from operations, is a direct result of our ongoing initiatives aimed at growing revenue, permanently reducing expenses and improving cash flow. We will continue to operate conservatively and preserve cash for investments in areas that will help return the company to profitability,” Mr. Richardson concluded.

CONFERENCE CALL INFORMATION

On Thursday, July 20, 2017, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Robert J. Ben, Chief Financial Officer, will host a conference call to discuss the Company’s fourth quarter and fiscal year 2017 results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial (888) 419-5570 and enter passcode 85102131 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 12:00 a.m. CST on July 21, 2017, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 33573773.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 29, 2016. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; flat panel detector solutions and replacement parts for diagnostic imaging equipment; and customized display solutions. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure. More information is available at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Audited Consolidated Balance Sheets

(in thousands, except per share amounts)

	May 27, 2017	May 28, 2016
Assets
Current assets:
Cash and cash equivalents	$55,327	$60,454
Accounts receivable, less allowance of $398 and $364, respectively	20,782	24,928
Inventories, net	42,749	45,422
Prepaid expenses and other assets	3,070	1,758
Deferred income taxes	—	1,078
Income tax receivable	—	17
Investments - current	6,429	2,268
Total current assets	128,357	135,925
Non-current assets:
Property, plant and equipment, net	15,813	12,986
Goodwill	6,332	6,332
Intangible assets, net	3,441	3,818
Non-current deferred income taxes	1,102	1,270
Investments - non-current	2,419	7,799
Total non-current assets	29,107	32,205
Total assets	$157,464	$168,130
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$15,933	$14,896
Accrued liabilities	8,311	9,135
Total current liabilities	24,244	24,031
Non-current liabilities:
Non-current deferred income tax liabilities	158	1,457
Other non-current liabilities	735	967
Total non-current liabilities	893	2,424
Total liabilities	25,137	26,455
Stockholders’ equity
Common stock, $0.05 par value; issued and outstanding 10,712 shares at May 27, 2017, and 10,703 shares at May 28, 2016	535	535
Class B common stock, convertible, $0.05 par value; issued and outstanding 2,137 shares at May 27, 2017, and 2,141 shares at May 28, 2016	107	107
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	59,436	58,969
Common stock in treasury, at cost, no shares at May 27, 2017, and at May 28, 2016	—	—
Retained earnings	69,333	79,292
Accumulated other comprehensive income	2,916	2,772
Total stockholders’ equity	132,327	141,675
Total liabilities and stockholders’ equity	$157,464	$168,130

Richardson Electronics, Ltd.

Consolidated Statements of Comprehensive Income (Loss)

(in thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	May 27, 2017	May 28, 2016	May 27, 2017	May 28, 2016
Statements of Comprehensive Loss
Net sales	$37,359	$39,568	$136,872	$142,016
Cost of sales	25,372	26,180	92,989	97,181
Gross profit	11,987	13,388	43,883	44,835
Selling, general, and administrative expenses	12,157	13,694	49,854	51,632
Gain on disposal of business	(209)	—	(209)	—
Gain on disposal of assets	—	—	—	(244)
Operating income (loss)	39	(306)	(5,762)	(6,553)
Other (income) expense:
Investment/interest income	(105)	(129)	(234)	(562)
Foreign exchange loss	301	104	612	212
Other, net	(24)	70	(24)	17
Total other (income) expense	172	45	354	(333)
Loss from continuing operations before income taxes	(133)	(351)	(6,116)	(6,220)
Income tax provision (benefit)	(8)	(196)	812	546
Net loss	(125)	(155)	(6,928)	(6,766)
Foreign currency translation gain (loss), net of tax	1,826	1,153	90	(759)
Fair value adjustments on investments gain (loss)	14	35	54	(44)
Comprehensive income (loss)	$1,715	$1,033	$(6,784)	$(7,569)
Loss per Common share - Basic:
Loss from continuing operations	$(0.01)	$(0.01)	$(0.55)	$(0.53)
Loss from discontinued operations	—	—	—	—
Total loss per Common share - Basic:	$(0.01)	$(0.01)	$(0.55)	$(0.53)
Loss per Class B common share - Basic:
Loss from continuing operations	$(0.01)	$(0.01)	$(0.49)	$(0.47)
Loss from discontinued operations	—	—	—	—
Total loss per Class B common share - Basic:	$(0.01)	$(0.01)	$(0.49)	$(0.47)
Loss per Common share - Diluted:
Loss from continuing operations	$(0.01)	$(0.01)	$(0.55)	$(0.53)
Loss from discontinued operations	—	—	—	—
Total loss per Common share - Diluted:	$(0.01)	$(0.01)	$(0.55)	$(0.53)
Loss per Class B common share - Diluted:
Loss from continuing operations	$(0.01)	$(0.01)	$(0.49)	$(0.47)
Loss from discontinued operations	—	—	—	—
Total loss per Class B common share - Diluted:	$(0.01)	$(0.01)	$(0.49)	$(0.47)
Weighted average number of shares:
Common shares – Basic	10,709	10,703	10,705	10,908
Class B common shares – Basic	2,140	2,141	2,140	2,141
Common shares – Diluted	10,709	10,703	10,705	10,908
Class B common shares – Diluted	2,140	2,141	2,140	2,141
Dividends per common share	$0.060	$0.060	$0.240	$0.240
Dividends per Class B common share	$0.054	$0.054	$0.220	$0.220

Richardson Electronics, Ltd.

Audited Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended
	May 27, 2017	May 28, 2016
Operating activities:
Net loss	$(6,928)	$(6,766)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	2,740	2,381
Inventory provisions	456	690
Loss (gain) on sale of investments	(6)	1
Gain on disposal of business	(209)	—
Gain on disposal of assets	—	(244)
Share-based compensation expense	437	548
Deferred income taxes	(55)	201
Change in assets and liabilities, net of effect of acquired business:
Accounts receivable	4,167	(3,521)
Income tax receivable	17	912
Inventories	2,408	(5,865)
Prepaid expenses and other assets	(1,318)	(16)
Accounts payable	1,037	(899)
Accrued liabilities	(699)	(1,027)
Long-term liabilities-accrued pension	(249)	(465)
Other	11	486
Net cash provided by (used in) operating activities	1,809	(13,584)
Investing activities:
Cash consideration paid for acquired business	—	(12,209)
Capital expenditures	(5,221)	(4,813)
Proceeds from sales of assets	—	402
Proceeds from maturity of investments	3,582	27,026
Purchases of investments	(2,136)	(2,151)
Proceeds from sales of available-for-sale securities	306	268
Purchases of available-for-sale securities	(306)	(268)
Other	(12)	(20)
Net cash (used in) provided by investing activities	(3,787)	8,235
Financing activities:
Repurchase of common stock	—	(5,015)
Proceeds from issuance of common stock	30	142
Cash dividends paid	(3,031)	(3,079)
Other	—	(4)
Net cash used in financing activities	(3,001)	(7,956)
Effect of exchange rate changes on cash and cash equivalents	(148)	(776)
Decrease in cash and cash equivalents	(5,127)	(14,081)
Cash and cash equivalents at beginning of period	60,454	74,535
Cash and cash equivalents at end of period	$55,327	$60,454

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Fourth Quarter and Fiscal 2017 and Fiscal 2016

(in thousands)

By Strategic Business Unit:

Net Sales

	Q4 FY 2017	Q4 FY 2016	% Change
PMT	$28,853	$30,189	-4.4%
Canvys	5,651	5,680	-0.5%
Healthcare	2,855	3,699	-22.8%
Total	$37,359	$39,568	-5.6%

	YTD FY 2017	YTD FY 2016	% Change
PMT	$104,226	$105,554	-1.3%
Canvys	20,534	23,453	-12.4%
Healthcare	12,112	13,009	-6.9%
Total	$136,872	$142,016	-3.6%

Gross Profit

	Q4 FY 2017	% of Net Sales	Q4 FY 2016	% of Net Sales
PMT	$9,579	33.2%	$10,295	34.1%
Canvys	1,530	27.1%	1,578	27.8%
Healthcare	878	30.8%	1,515	41.0%
Total	$11,987	32.1%	$13,388	33.8%

	YTD FY 2017	% of Net Sales	YTD FY 2016	% of Net Sales
PMT	$33,382	32.0%	$33,088	31.3%
Canvys	5,752	28.0%	6,017	25.7%
Healthcare	4,749	39.2%	5,730	44.0%
Total	$43,883	32.1%	$44,835	31.6%